PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8
Telephone: (604) 689-9853 Fax: (604) 689-8144

July 5, 2002

B.C. Securities CommissionExecutive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: AVINO SILVER & GOLD MINES LTD
MAILING ON JULY 5, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Policy 41:

Form 51-901F	Schedules B & C

Annual Financial Statements for the Year

Ending January 31, 2002

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“Laurie Waddington”

Laurie Waddington LW/jr

cc: Alberta Securities Commission	cc: TSX Venture Exchange

cc: Avino Silver & Gold Mines Ltd

cc: Salley Bowes Harwardt

cc: Matthew J Hoogendoorn

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